

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2025

Mr. Barrett Garrison
Chief Financial Officer
Digital Turbine, Inc.
110 San Antonio Street, Suite 160
Austin, TX 78701

>**Re: Digital Turbine, Inc.**
>**Form 10-K for the year ended March 31, 2024**
>**Filed May 28, 2024**
>**File No. 001-35958**

Dear Mr. Barrett Garrison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction